Bucharest
September 6, 2007



# PETROM REPORTS NEW EXPLORATION SUCCESSES

- **Delta 4 is the first offshore exploration success since eight years**
- **Tests performed on Delta 4 indicate a daily production of around 2,800 boe**
- **Several exploration successes in Romania in 2007**
- **Petrom's exploration strategy is based on the most modern technologies**

**Petrom, the largest oil and gas producer in South Eastern Europe, reports that in the course of this year several discoveries of new reservoirs have been made: "Delta 4" (oil), "Mamu 4320" (gas and condensate), "900 Ochiuri" (oil), "Abrămuţ" (oil and gas) and "7 W Predeşti" (gas). The most important of them, Delta 4, is the first successful offshore exploration since eight years.**

**Johann Pleininger, member of Petrom's Executive Board, responsible for the Exploration and Production activities in Romania: "We are proud to announce that we have made several new discoveries on- and offshore in the course of this year so far. These discoveries are the result of the successful implementation of our exploration strategy, of the significant investments we are making in the upstream business and of the state of the art technologies we have been applying in the past three years."**

Based on the results of the 3D seismic offshore campaign carried on in 2005, the well Delta 4 was drilled in the exploration block Histria XVIII, located in the Black Sea. Tests confirmed a daily flow rate of up to 357 tons of oil and 35,000 cubic meters of gas, in total approximately 2,800 boe/d. The further appraisal and development of this discovery are under review. This significant discovery should come on stream in 2009 and contribute to achieving our production target of 210,000 boe/d in Romania by 2010.

Delta 4 is the second large discovery of oil and gas, after the Torcesti success reported in May 2007. Torceşti is a gas and condensate discovery. Based on performed tests a daily production of around 900 boe could be confirmed. Production at Torceşti is estimated to start in October 2007, two months earlier than planned. In addition, in Torcesti a further appraisal well will be spudded still in 2007 which could further increase the production from this field.

A total of 44 exploration and appraisal wells planned for 2007 (2006: six wells) show the significant step-up in the exploration activities of Petrom.

**Contact details**

Lacramioara Diaconu, M&A, Capital Market Relations
Tel: +40 (21) 406 01 01, Fax: +40 (21) 406 04 36,
e-mail address: investor.relations.petrom@petrom.com



PETROM
Membru OMV Grup